

August 29, 2013

<u>Via E-mail</u>
Roger George
Interim Chief Financial Officer
Align Technology, Inc.
2560 Orchard Parkway
San Jose, California 95131

  Re: **Align Technology, Inc.**
    Form 10-K for the Fiscal Year Ended December 31, 2012
    Filed March 1, 2013
    File No. 000-32259

Dear Mr. George:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Martin James

      Martin James
      Senior Assistant Chief Accountant